
SUZANO
PETROQUÍMICA

SUPPL

February 21, 2005
Our ref.: 003/05


SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2005
WASH, D.C. 202 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667


05006454

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of the Minutes of the Meeting of the Board of Directors held on December 22, 2004.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

João Pinheiro Nogueira Batista
Investor Relations Director

Suzano Petroquímica S/A
Av. Brigadeiro Faria Lima, 1355 – 9° andar (parte)
Tel.: 11 - 3037-9070 - Fax: 11 – 3037-9076




SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2005
WASH, D.C. 202 SECTION

SUZANO
PETROQUÍMICA
SUZANO PETROQUÍMICA S.A.
Publicly Held Authorized Capital Company
C.N.P.J./M.F. N° 04.705.090/0001-77
NIRE N° 35 300187865

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 22, 2004

Date, Time and Venue: December 22, 2004, at 8:00 a.m., in the Company's headquarters at Av. Brigadeiro Faria Lima, 1355, 9° andar, in the city of São Paulo, State of São Paulo.

Attendance: All the members of the Board of Directors of the Company were present.

Presiding Board: Mr. Boris Tabacof – Chairman.
João Pinheiro Nogueira Batista - Secretary.

Agenda: To resolve upon the approval of the increase of the capital stock of the Company, within the authorized limit, in view of the full subscription of the public issuance of five million and five thousand (5,500,000) registered, preferred, no-par value shares, totally subscribed and paid up at the issuance price of five reais and eighty cents (R$ 5.80) per share.

Resolutions Unanimously Approved:

1. Ratified the terms of the *Preliminary Offering Circular* dated December 6, 2004 and *Final Offering Circular* dated December 16, 2004;

2. Acknowledged the subscription and full payment of the increase of the capital stock of the Company, within the authorized capital limit, approved by this Board in the meetings held on November 22, and December 16, 2004, in the amount of thirty-one million and nine hundred thousand reais (R$ 31,900,000.00), through the issuance for primary public subscription of five million and five thousand (5,500,000) preferred shares under the following conditions: **(i) Issuance Price**: five reais and eighty cents (R$ 5.80) per preferred share; **(ii) Preemptive rights:** exclusion of the preemptive rights of the current shareholders of the Company for subscription of the new shares, according to the provisions of Paragraph Four of article 5 of the Company's Bylaws and article 172 of the Corporate Law; **(iii) Form of Payment:** shares shall be paid in cash upon subscription, in national currency; **(iv) Rights:** full receipt of dividends and

other proceeds of whatever nature declared by the Company, and the same rights currently conferred to preferred shares;

3. Approved the increase of the capital stock mentioned, from seven hundred and ninety-four million, three hundred and eighty-two thousand, nine hundred and ten reais, forty-four cents (R$ 794,382,910.44), to eight hundred and twenty-six million, two hundred and eighty two thousand, nine hundred and ten reais and forty-four cents (R$ 826,282,910,44), divided into two hundred and twenty-six million, six hundred and ninety-five thousand, three hundred and eighty (226,695,380) registered no-par value shares of which, ninety-seven million, three hundred and seventy-five thousand, four hundred and forty-six (97,375,446) are common shares and one hundred and twenty-nine million, three hundred and nineteen thousand, nine hundred and thirty-four (129,319,934) are preferred shares .

Closing: There being no further matter for discussion, these minutes were drawn, read and having been approved, were signed by all the Members of the Board of Directors of the Company. São Paulo, December 22, 2004. Boris Tabacof – Chairman. João Pinheiro Nogueira Batista – Secretary. Members of the Board: Boris Tabacof – Chairman. Augusto Esteves de Lima Junior – Deputy Chairman. David Feffer – Member of the Board. Daniel Feffer – Member of the Board. Jorge Feffer – Member of the Board. Claudio Thomaz Lobo Sonder – Member of the Board. Antonio de Souza Corrêa Meyer – Member of the Board. Adhemar Magon - Member of the Board.

This is a true copy of the original document drawn in the Book of Meetings.



João Pinheiro Nogueira Batista
Secretary



SUZANO
PETROQUÍMICA


SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2005
WASH. D.C. 202 SECTION

SUZANO PETROQUÍMICA S.A.
Publicly Held Authorized Capital Company
C.N.P.J./M.F. N° 04.705.090/0001-77
NIRE N° 35 300187865

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 22, 2004

Date, Time and Venue: December 22, 2004, at 8:00 a.m., in the Company's headquarters at Av. Brigadeiro Faria Lima, 1355, 9° andar, in the city of São Paulo, State of São Paulo.

Attendance: All the members of the Board of Directors of the Company were present.

Presiding Board: Mr. Boris Tabacof – Chairman.
João Pinheiro Nogueira Batista - Secretary.

Agenda: To resolve upon the approval of the increase of the capital stock of the Company, within the authorized limit, in view of the full subscription of the public issuance of five million and five thousand (5,500,000) registered, preferred, no-par value shares, totally subscribed and paid up at the issuance price of five reais and eighty cents (R$ 5.80) per share.

Resolutions Unanimously Approved:

1. Ratified the terms of the *Preliminary Offering Circular* dated December 6, 2004 and *Final Offering Circular* dated December 16, 2004;

2. Acknowledged the subscription and full payment of the increase of the capital stock of the Company, within the authorized capital limit, approved by this Board in the meetings held on November 22, and December 16, 2004, in the amount of thirty-one million and nine hundred thousand reais (R$ 31,900,000.00), through the issuance for primary public subscription of five million and five thousand (5,500,000) preferred shares under the following conditions: **(i) Issuance Price**: five reais and eighty cents (R$ 5.80) per preferred share; **(ii) Preemptive rights:** exclusion of the preemptive rights of the current shareholders of the Company for subscription of the new shares, according to the provisions of Paragraph Four of article 5 of the Company's Bylaws and article 172 of the Corporate Law; **(iii) Form of Payment:** shares shall be paid in cash upon subscription, in national currency; **(iv) Rights:** full receipt of dividends and